

November 21, 2014

Via E-mail
Mr. Peter Hovenier
Chief Financial Officer
Boingo Wireless, Inc.
10960 Wilshire Blvd
Suite 800
Los Angeles, CA 90024

      Re: **Boingo Wireless, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed March 17, 2014
              Response dated November 18, 2014
              File No. 001-35155

Dear Mr. Hovenier:

We have reviewed your response letter and have the following comment. As noted in our letter dated November 4, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 2. Summary of significant accounting policies

Revenue recognition, page F-15

1.   We note your response to comment 4. Please disclose when your upfront build-out fees are recognized other than when they are deferred, as stated in your response. In addition, tell us whether the estimated customer relationship period exceeds the related initial service contract period. If so, tell us the factors you considered in concluding that the

estimated customer relationship period is the appropriate period to recognize the upfront build-out fees. Refer to your basis in the accounting literature.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director